BAKER & McKENZIE

貝克·麥堅時律師事務所

SUPPL

06019168

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

November 30, 2006

Our ref: 32002208-000003

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 21, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

12/14

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on November 21, 2006:

1. Announcement of Written Resolutions Passed at the Fifteenth Meeting of the 2006 Board of Directors, released on November 27, 2006, in English and in Chinese.



CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

WRITTEN RESOLUTIONS PASSED AT THE FIFTEENTH MEETING OF THE 2006 BOARD OF DIRECTORS

The Board (the "**Board**")of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolutions (the "**Written Resolutions**") in lieu of a physical meeting on 24 November 2006, during which, the resolutions set out below were duly passed.

The Board is pleased to announce that the Directors adopted the written resolutions on 24 November 2006 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the the People's Republic of China (the "**PRC**") Company Law and the articles of association of the Company. The following resolutions were duly passed at the Meeting:

1. the sale of a 24,000 tonne bulk carrier named "Jin Zhou" (the "**Vessel**") to Xinhui Gujing Qile Shipbreaking & Steel Co., Ltd of Jiangmen City, Guangdong Province (江門市新會區古井鎮奇樂軋鋼廠), an independent third party, for a consideration of RMB 18,205,724.74 (approximated HK $18,025,470.04).

The Vessel was constructed by Hudong Shipyard, an independent third party in the PRC, and was commissioned into service on 1 December 1973, aging 33 years. In accordance with the notice issued by the Ministry of the Communication of the PRC (中華人民共和國交通部) on 5th July 2006, the mandatory scrap age of the Vessel is 33 years. As at 31 October 2006, the book value of the Vessel was RMB 920,000 (approximately HK$910,891.09).

2. A resolution regarding a proposed increase of capital investment in Shanghai Times Shipping Co., Limited (上海時代航運有限公司) ("**Times Shipping**"). Times Shipping was formerly held by the Company's previous subsidiary, Hainan Hai Xiang Investment Company Limited (海南海翔投資有限公司) ("**Hainan Hai Xiang**"), and Huaneng Power Transportation Industry Holdings Company(華能能源交通產業控股有限公司) ("**Huaneng Power**"). In the tenth Board Meeting of Directors in 2006 of the Company held on 19th October 2006, the Directors agreed to acquire the 50% stake in Times Shipping held by Hainan Haixiang (details of which are set out in the announcement dated 19th October 2006). On 13th November 2006, the Shanghai United Assets and Equity Exchange approved the above stake transaction and the Company became the direct shareholder of Times Shipping.

To the best of the knowledge, information and belief of the Directors, each of Huaneng Power and its ultimate beneficial owner, China Huaneng Group (中國華能集團公司) ("**Huaneng Group**"), is an independent third party that is not a connected person of the Company and is not connected to any of the Directors, supervisors, chief executive or substantial shareholders of the Company or its subsidiaries and their respective associates (as such term is defined in the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited).

As at present, the registered capital of Times Shipping is RMB500 million and the Company holds 50% interests in Times Shipping. As at 30th September 2006, Times Shipping has a fleet of 5 vessels with an aggregate shipping capacity of 168,000 dwt. During the nine months ended 30th September 2006, the shipping volume achieved by Times Shipping was 5.734 billion tonne-nautical miles. The total revenue derived from such shipment was RMB 600.52 million and the net profit was RMB 95.86 million. As at 30th September 2006, the total assets held by Times Shipping was RMB 1,062.10 million with a debt ratio of 44.3%.

Huaneng Group is the biggest company focusing on the development of power in PRC. As the completion of various coastal power stations, demand for the shipment of coal is high. To ensure the shipment of coal for coastal power stations of Huaneng Group, Times Shipping has ordered two 76,000 dwt bulk carriers in April 2005, four 53,000 dwt bulk carriers in May 2006, and purchased 9 second-hand bulk carriers with an aggregate shipping capacity of 504,000 dwt during August and September this year. The total investment of the above mentioned vessels is US$398 million (approximately HK$3,096,440,000.00). To complement the capital gap for the new building and purchasing of vessels, Times Shipping proposed a capital increase of RMB 350 million from each of its shareholders.

Strengthening the relationship with Huaneng Group and increasing the business scale of Times Shipping are significant for the Company's further development. Through ordering new vessels and purchasing second-hand vessels, Times Shipping could expand its fleet appropriately, and satisfy Huaneng Group's demand for shipment of coal.

Considering all the above, the Board approved the contribution of RMB 350 million (approximated HK$346,534,653.47) to Times Shipping by the Company.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company secretary

24 November 2006
Shanghai, the PRC

Note: Unless otherwise specified, conversion of RMB into HK$ is based on the exchange rate of HK$1.00=RMB 1.01; conversion of US$ into HK$ is based on the exchange rate of US$1.00=HK$7.78.

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*



中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

於二零零六年董事會第十五次會議上通過之決議案

中海發展股份有限公司(「本公司」)董事之董事會(「董事會」)欣然公佈，於2006年11月24日，董事採用書面決議案(「書面決議案」)的方式代替召開實質會議。於會議上，已正式通過下文所載之決議案。

董事會欣然公佈，於2006年11月24日，董事採用書面決議案的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「中國」)《公司法》和本公司《公司章程》之有關規定正式通過。會議上正式通過以下決議案：

一、 關於將兩萬四千噸級散貨船「錦州」(「該船舶」)出售給獨立第三方江門市新會區古井鎮奇樂軋鋼廠，出售該船舶的代價為人民幣18,205,724.74元(約18,025,470.04港元)。

該船舶由獨立第三方滬東造船廠建造，於1973年12月1日正式投入服務，至今已達33年船齡。根據中華人民共和國交通部於2006年7月5日發出的通知，該船舶的強制報廢的船齡為33年。截至2006年10月31日，該船舶的賬面淨值為人民幣920,000元(約910,891.09港元)。

二、 關於向上海時代航運有限公司(「時代航運」)增資的議案。時代航運原為本公司下屬海南海翔投資有限公司(「海南海翔」)與華能能源交通產業控股有限公司(「華能能源」)的合營企業。本公司於2006年10月19日召開2006年第十次董事會會議，同意本公司受讓海南海翔投資有限公司持有的時代航運50%股權(詳情載於2006年10月19日之公告)。2006年11月13日，本公司受讓海南海翔持有的時代航運50%股權產權交割完畢，成為時代航運的直接合營股東。

就董事所深知、所獲資料及相信，華能能源及其最終實益擁有人中國華能集團公司(「華能集團」)均為與本公司及其附屬公司、任何董事、監事、高級行政人員或主要股東及其各自的聯繫人(定義見香港聯合交易所有限公司證券上市規則)概無關聯的獨立第三方。

目前時代航運註冊資本為人民幣5億元，本公司持有其50%股權。截至2006年9月30日，時代航運自有運力為5艘／16.8萬載重噸，2006年前三季度完成運輸周轉量57.34億噸海哩，實現運輸收入人民幣60,052萬元，淨利潤人民幣9,586萬元。截至2006年9月30日，時代航運的總資產人民幣106,210萬元，資產負債率為44.3%。

華能集團是我國最大的電力集團，隨著新建和擴建電廠的不斷投產，電煤運輸需求巨大。為確保華能集團沿海電廠的電煤運輸，時代航運繼2005年4月簽約建造2艘7.6萬噸散貨船後，又於今年5月簽約建造4艘5.3萬噸散貨船，於8、9月先後簽約購買9艘／50.4萬噸二手散貨船，上述船舶總價為3.98億美元(約3,096,440,000港元)。為彌補購造船資金缺口，時代航運提議雙方股東各增資人民幣3.5億元。

進一步加強與華能集團的合作，做大做強時代航運，對本公司今後的發展具有重要戰略意義。時代航運通過建造新船和購買二手船，可及時擴充自有運力，適應華能集團運量增長的需求。

考慮到上述因素，董事會同意向上海時代航運有限公司增資3.5億元人民幣(約346,534,653.47港元)。

本公告乃遵照香港聯合交易所有限公司證券上市規則「上市規則」第13.09條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2006年11月24日
中國上海

附註： 除非另有所指，港元兌人民幣是按1.00港元兌人民幣1.01元兌換率折算；美元兌港幣是按1.00美元兌港幣7.78元兌換率折算。

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王珉和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佑群先生所組成。

BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

December 5, 2006

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

RECEIVED
DEC 08 2006
PROCESSING SECTION
MAIL
WASH. D.C.
152

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 24, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on November 24, 2006:

1. Overseas Regulatory Announcement – Commencement of Operation of New Generating Units, released on December 05, 2006, in English.



華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
COMMENCEMENT OF OPERATION OF NEW GENERATING UNITS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The first 2 x 1,000MW ultra-supercritical generating unit of Zouxian Plant Phase IV expansion project, which is wholly-owned by Huadian Power International Corporation Limited* (the "Company"), smoothly completed 168 hours trial operation on 4 December 2006 at fully loaded capacity as required by the State.

The generating unit has achieved the record of the fastest construction (22 months and 19 days) of ultra-supercritical coal-fired generating unit in million kWh, the shortest time for trial operation (23 days) in the PRC with top quality at the overall level and highly environmental-friendly performance, which marked the top-class international standard of the design and manufacturing capacity of power station facilities, the technology of the power industry and the management capability of power plants in the PRC.

Zouxian Plant Phase IV expansion project is currently the ultra-supercritical coal-fired generating unit with the largest uniaxial capacity in the world with stringent environmental measures and noticeable energy saving performance. Its designed level of coal consumption for generating electricity is 270.19g/kWh. The commencement of operation of the generating unit will have a significant impact on enhancing the management capability and profitability of the Company.

As at the date of this announcement, the total installed capacity controlled or invested by the Company amounts to 13,852.2MW and the interested installed capacity amounts to 10,940.1MW.

By order of the board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

The board of Directors comprises, as at the date of this announcement, He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent non-executive Director), Zhao Jinghua (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, the PRC
4 December 2006

* *For identification only*